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                              OPTICON MEDICAL, INC.
                            7001 Post Road, Suite 100
                               Dublin, Ohio 43106
                                 (614) 336-2000


                                  July 30, 2001



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


         Re:      Opticon Medical, Inc.
                  Registration Statement on Form S-3
                  (Registration No. 333-35644)


Ladies and Gentlemen:

         Pursuant to Rule 477(a) and 478 of Regulation C promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, Opticon Medical, Inc., a Delaware corporation (the "Registrant"), hereby applies for an order granting immediate withdrawal of the Registrant's Post Effective Amendment No. 2 to Form SB-2 on Form S-3, together with all exhibits thereto, Commission File No. 333-35644 (collectively, "Post Effective Amendment No. 2").

         Post Effective Amendment No. 2 was filed with the Commission on May 30, 2001. Pursuant to the Commission's comment letter to the Registrant, dated June 4, 2001, with regard to Post Effective Amendment No. 2, the Registrant determined that it would not be eligible to amend the registration statement on Form S-3 and subsequently filed Post Effective Amendment No. 3 on Form SB-2 ("Post Effective Amendment No. 3") on July 12, 2001. The Registrant intends to resume sales of the Registrant's common stock under Post Effective Amendment No. 3 as soon as it receives a notice of effectiveness from the Commission.

         As no securities were sold, or will be sold, pursuant to Post Effective Amendment No. 2, the Registrant hereby requests withdrawal of said Post Effective Amendment No. 2.

         If you should have any questions regarding the foregoing application for withdrawal, please contact William J. Kelly, Jr. or John B. Pisaris of Porter, Wright, Morris & Arthur LLP, legal counsel to the Registrant in connection with the Registration Statement, at (614) 227-2000.


                                 Very truly yours,

                                 OPTICON MEDICAL, INC.



                                 By:      /s/ William J. Post
                                     ------------------------------------------
                                          William J. Post, President



cc:      Russell Mancuso, Special Counsel
           Securities and Exchange Commission
         William J. Kelly, Jr., Esq.,
           Porter, Wright, Morris & Arthur LLP
         John B. Pisaris, Esq.,
           Porter, Wright, Morris & Arthur LLP